Exhibit 99.1 Material Change Report dated November 20, 2009

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

KOKOMO ENTERPRISES INC. (formerly Zab Resources Inc.)

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia  V6E 2K3

(the “Company” or “Kokomo”)

2.

Date of Material Change

November 13, 2009

3.

News Release

News release was issued on November 13, 2009 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company proposes a non-brokered private placement of up to 5,000,000 Units at $0.06 per Unit for total gross process of up to $300,000.

5.

Full Description of Material Change

News Release dated November 13, 2009

Kokomo Enterprises Inc. (the “Company”) wishes to announce that it will enter into non-brokered Private Placement Financing Agreements with certain investors, including officers and directors of the Company (the “Subscribers”) whereby the Subscribers have agreed to purchase up to 5,000,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $300,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.10 per common share for a period of five years from Closing.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link

http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_Kokomo Enterprises Inc November 13_2009

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.

 Date of Report

This report is dated the 20th day of November, 2009.

51-102F3

Kokomo Enterprises Inc.

November 13, 2009